Sumitomo Corporation

Rule 12g3-2(b) File No. 82-34680

April 20, 2007

By Federal Express

Office of International Corporate Finance
Division of Corporate Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
U.S.A.

Attention: Ms. Amy O'Brien

Re: File No. 82-34680/Sumitomo Corporation
Submission of Information Required Under Rule 12g3-2(b) of the Securities Exchange Act of 1934, as amended.

Dear Ms. O'Brien:

On behalf of Sumitomo Corporation (the "Company"), I am furnishing herewith the following information pursuant to Rule 12g3-2(b)(1)(iii) (the "Rule") under the Securities Exchange Act of 1934, as amended (the "Exchange Act").

Enclosed herewith please find a copy of the following document:

1. Press Release dated April 20, 2007 [English translation].

dlw 4/26

Sumitomo Corporation
1-8-11, Harumi, Chuo-ku, Tokyo 104-8610 Japan

This letter, together with the enclosure[s], shall not be deemed to be "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, nor shall the submission of this letter and the enclosed materials constitute an admission for any purpose that the Company is subject to the Exchange Act.

Kindly acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to me via the enclosed pre-paid Federal Express envelope and label.

Very truly yours,

Koichi Takahata
Corporate Officer,
General Manager of the Investor Relations Dept.
Sumitomo Corporation

(Tel:81(3)-5166-3487, Fax: 81(3)-5166-6292).

For immediate release

April 20, 2007

To whom it may concern:

Sumitomo Corporation
Motoyuki Oka, President and CEO
Code no:8053 Tokyo Stock Exchange(TSE),1st Section
Contact: Mitsuru Iba
Corporate Communications Dept.
Tel. +81-3-5166-3089

Notice Concerning Revision of Projections on Performance of our Subsidiary
(Seven Industries Co., Ltd)

This is to inform you that a subsidiary of Sumitomo Corporation, Seven Industries Co., Ltd. has revised its projections on performance for the fiscal year ending March 31, 2007 (Apr. 1, 2006 to Mar..31, 2007) announced on Apr. 28, 2006.

Attachment:
Disclosed material of Seven Industries Co., Ltd.

(This is an English translation of the Japanese original)

April 20, 2007

Company Name: Seven Industries Co., Ltd.
Masahiro Sato, President and CEO
Tokyo Stock Exchange 2nd section Code: 7896
Nagoya Stock Exchange 2nd section Code: 7896
Contact: Masato Mabuchi, Director
Tel. +81-5-7428-7800

To whom it may concern;

Notice Regarding Revision of Projections on Performance

Based on recent trends in our performance, we have revised our projections on performance for FY2006 announced at the time of our disclosure of financial statements for FY2005 Ending March 31, 2006 as follows:

1. Revision of Projected Figures (Consolidated basis) for the Performance of Fiscal Year Ending March 31, 2007(April 1, 2006 to March 31, 2007)

(Unit : million yen, %)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 28, 2006)	20,100	420	270
Currently revised projections (B)	20,550	555	257
Change (B-A)	450	135	-13
Rate of Change (%)	2.2	32.1	-4.8
(For reference) Performance of the fiscal year ended March 31, 2006	21,529	561	395

2. Revision of Projected Figures(Non-consolidated basis)for the Performance of Fiscal Year Ending March 31, 2007(April 1, 2006 to March 31, 2007)

(Unit : million yen, %)

	Total Trading Transactions	Ordinary Income	Net Income
Previously announced projections (A) (Announced on April 28, 2006)	20,100	380	210
Currently revised projections (B)	20,509	445	191
Change (B-A)	409	65	-19
Rate of Change (%)	2.0	17.1	-9.0
(For reference)Performance of the fiscal year ended March 31, 2006	19,782	461	286

3. Reasons of Revision

(1) Consolidated basis

Firstly, trading transactions for FY2006 is ¥20,550 million, increasing ¥450 million (2.2%) compared with the target because of steady housing starts.

Secondly, ordinary income is forecasted to be ¥555 million. This is 135 million (32.1%) ahead of the early announcement due to expansion of trading transaction & improvement of productivity.

Net income is forecasted to be ¥257 million decreasing ¥13 million (-4.8%) compared with the target due to loss of fixed asset sales (-¥17 million), recognition of impairment loss (-¥30 million), and increase of tax reserve which was caused by retirement allowance (-¥34 million).

(2) Non-consolidated basis

Trading transaction volume is ¥20,509 million increasing ¥409 million (2.0%) compared with target. Ordinary income is forecasted to be ¥445 million, ¥65 million ahead from the target. Net income is forecasted to be ¥191 million decreasing ¥19 million (-9.0%) compared with the target.

* Revised projected figures include forecasts which are based on future precondition, outlook and projection as of April 20, 2007.
These revised projected figures can change from actual figures under the influence of economic situations, market trends, currency fluctuations, and any other indefinite factors.

END